[logo] PIONEER Investments(R)

April 27, 2012

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Pioneer Series Trust VIII
       Application to withdraw post-effective amendment to Registration Statement on Form N-1A (File Nos. 033-53746 and 811-07318)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended, Pioneer Series Trust VIII (the "Registrant") hereby applies for the Commission's consent to the withdrawal of a post-effective amendment to a registration statement on Form N-1A pertaining to Pioneer Independence Fund, incorrectly filed under the Registrant's registration number, File No. 033-53746, on April 27, 2012 (SEC Accession No. 0000893660-12-000012) (the
"Amendment").

Pioneer Independence Fund is a different registrant. The
Amendment was filed under the Registrant's registration number as a result of a clerical error. No securities of the Registrant were sold in connection with the Amendment.

Kindly forward any questions about this application to the undersigned at
(617) 422-4695 or Toby R. Serkin, Esq. at (617) 951-8760.

                         PIONEER Series Trust VIII

                          By: /s/ Thomas Reyes
                              	  Thomas Reyes
                              	  Assistant Secretary

Pioneer Investment Management, Inc.
60 State Street
Boston, MA 02109-1820

"Member of the UniCredit Banking Group, Register of Banking Groups."